EXHIBIT 2.10


                            [UNOFFICIAL TRANSLATION]

                                  BANK DISCOUNT
                                Business Division
                                27 Yehuda Halevi
                                 Tel Aviv 65136

DATE: FEBRUARY 16, 2004
TO: TEFRON LTD. (THE "COMPANY")


Dear Sir and Madam,

Further to your notice with respect to the proposed change of the control structure in your company in connection with the raising of new capital which will not be less than the amount US$15 million, when 40% of the aggregate amount raised will be used to reduce your debt to Bank Discount, we hereby inform you that the credit committees of the Bank have approved your application as following:

     1. The balance of the long term debt of the Tefron Group on December 31, 2004 will called for early repayment and will be re-established to be repaid in 32 quarterly payments.

     2. A new written undertaking will be made, which shall include new financial covenants to ensure the Tefron Group's loans, mainly with respect to the Group's undertaking that the shareholders' equity will not be under 20% of the consolidated total assets or US$40 million, the greater of the two. This written undertaking when signed, will replace the undertaking instrument of December 14, 1999.

The performance of the above mentioned resolutions is conditioned, amongst others, on your receipt of a similar consent from Bank Hapoalim and upon the fulfillment of all your commitments towards the Bank, and that there is no material adverse change in the company's business according to the Bank's descretion.

The above does not derrogate from but adds to the remainder of your commitments towards us according to the various documents that you signed and/or will sign in our favor, that continue to be in full force and effect, in their full scope and our rights according those documents are preserved.

Our fee for this letter is US $5,000.
This letter is valid until December 31, 2004.

                                                  Respectfully,
                                                  /s/
                                                  Moshe Trauvits
                                                  Israel Discount Bank Ltd.